SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Nantong Tongfang boosts LED capacity with multiple AIXTRON G5 reactors

Nantong Tongfang boosts LED capacity with multiple AIXTRON G5 reactors Aachen/Germany, December 15, 2011 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) today announced a MOCVD system order from existing customer Nantong Tongfang, China. The contract is for multiple AIX G5 HT reactors in 56x2-inch and 14x4-inch configurations which will be dedicated to the growth of high brightness LEDs.

Nantong Tongfang placed the order in the first quarter of 2011. Delivery of the systems has been started in the second quarter of 2011 and will be completed in the fourth quarter of 2011. A local AIXTRON support team will install and commission the new reactors in state-of-the-art clean-rooms at the company's factory in China.

Mr. Wang, Vice President of the Tsinghua Tongfang Group, comments, 'With the new reactors we will be able to achieve the capacity increase needed for our high brightness LED products. They will augment our two existing AIX 2800G4 systems that continue to serve us well having very quickly provided high quality LED materials with excellent characteristics. Overall, we have a great deal of confidence in the total package from AIXTRON. The systems are reliable and economic and their back up service is first rate. For the future we are convinced that the G5 systems will deliver the best throughput and performance to support our manufacturing plans.'

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	December 15, 2011	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO